

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Jatin Pravinchandra Dalal
Chief Financial Officer and Sr. Vice President
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for the Fiscal Year March 31, 2019**
> **Filed June 11, 2019**
> **File No. 001-16139**

Dear Mr. Dalal:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raj S. Judge, Esq.